SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of May, 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






              RYANAIR ANNOUNCES 8 NEW ROUTES FROM DUSSELDORF WEEZE

                      RYANAIR GUARANTEES* THE LOWEST FARES

                               10M SEATS FROM EUR10

Ryanair, Europe's largest low fares airline today, (Thursday, 10th May 2007) announces eight new routes from Dusseldorf to Fuerteventura, Malaga, Marrakesh, Milan, Seville, Trapani (Sicily), Valencia and Vaxjo (Sweden). The new routes go on sale today and start in September, when Ryanair will base two further Boeing 737-800 aircraft in Dusseldorf, bringing its total investment there to $280m.

Ryanair also launched its European price Guarantee. If passengers find a cheaper fare on the same route with any other airline, they will be entitled to double the difference between the two fares. Nobody beats Ryanair's low fares - GUARANTEED.

Announcing this route expansion and Ryanair's Price Guarantee, Ryanair's CEO Michael O'Leary said:

        "Ryanair's Dusseldorf Weeze base starts in just one month's time and our low fares have been selling so well that we are already announcing 8 new routes. This expansion will deliver 2m passengers p.a. at Dusseldorf by 2008, creating 2,000 jobs and a visitor spend of EUR200m in the Niederrhein region.

        "To celebrate, we are launching our biggest ever seat sale with 10 million seats across Europe from just EUR10. If you find a cheaper fare with any other airline we will give you double the difference. We urge all passengers to log onto www.ryanair.com immediately for the lowest fares in Europe - GUARANTEED".



    NEW ROUTES                           Starts         Frequency

    Alghero (Sardinia)                   June           3 weekly

    Alicante                             June           6 weekly

    Fuerteventura                        Oct            4 weekly

    Malaga                               Oct            4 weekly

    Marrakech                            Oct            3 weekly

    Milan                                Oct            Daily

    Palma de Mallorca                    June           Daily

    Seville                              Oct            3 weekly

    Trapani (Sicily)                     Oct            3 weekly

    Valencia                             Oct            4 weekly

    Vaxjo (Sweden)                       Oct            4 weekly

    Venice                               June           4 weekly

*FIND CHEAPER THAN RYANAIR WITH ANY OTHER AIRLINE AND WE'LL GIVE YOU "DOUBLE THE DIFFERENCE" BETWEEN RYANAIR'S FARE AND THE COMPETITOR'S FARE. SEE
WWW.RYANAIR.COM FOR DETAILS OF RYANAIR'S PRICE GUARANTEE. TERMS AND CONDITIONS APPLY.

Ends.                                Thursday, 10th May 2007

For further information:

Peter Sherrard - Ryanair             Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228               Tel: 00 353 1 4980 300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  10 May, 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director